UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

BLUE COAT SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

126946102

(CUSIP Number)

Francisco Partners II, L.P.
2882 Sand Hill Road
Menlo Park, California  94025
Attention:  Keith Geeslin
Telephone:  (650) 233-2900

with a copy to:

Michael J. Kennedy, Esq.
O’Melveny & Myers LLP
Embarcadero Center West
275 Battery Street, Suite 2600
San Francisco, California 94111
Telephone: (415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126946102		Page __ of __ Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners II, L.P. 20-3134319

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,400,000*†

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,420,313*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000* (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126946102		Page __ of __ Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners Parallel Fund II, L.P. 20-4495943

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,400,000*†

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,686*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000* (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126946102		Page __ of __ Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II, L.P. 20-3134312

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,400,000*†

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,440,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000* shares of Common Stock (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126946102		Page __ of __ Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II Management, LLC 20-3134326

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,400,000*†

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,440,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000* shares of Common Stock (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 126946102		Page __ of __ Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital Growth Fund III 20-2812490

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,400,000*†

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 905,677*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000* shares of Common Stock (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126946102		Page __ of __ Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital Growth Partners III 20-3735244

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,400,000*†

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,985*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000* shares of Common Stock (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126946102		Page __ of __ Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital Growth III Principals Fund 20-3737763

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,400,000*†

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,336*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000* shares of Common Stock (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126946102		Page __ of __ Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCGF III Management, LLC 20-2812373

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,400,000*†

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 960,000**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000* shares of Common Stock (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

*                    Consists of shares of Common Stock issuable upon conversion of Series A Preferred Stock.

†                     Shared voting power includes shares of both the FP Reporting Persons and the Sequoia Reporting Persons. See Items 5 and 6.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.   Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, $0.0001 par value per share (“Common Stock”), of Blue Coat Systems, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 450 North Mary Avenue, Sunnyvale, California 94085.

Item 2.   Identity and Background.

(a)    This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”):  (1) Francisco Partners II, L.P., a Delaware limited partnership (“Francisco Partners II”), (2) Francisco Partners Parallel Fund II, L.P., a Delaware limited partnership (“Francisco Partners Parallel Fund”), (3) Francisco Partners GP II, L.P., a Delaware limited partnership (“Francisco Partners GP II”), Francisco Partners GP II Management, LLC, a Delaware limited liability company (“Francisco Partners Management” and, together with Francisco Partners II, Francisco Partners Parallel Fund and Francisco Partners GP II, the “FP Reporting Persons”), (4) Sequoia Capital Growth Fund III, a Delaware limited partnership (“Sequoia Growth Fund”), (5) Sequoia Capital Growth Partners III, a Delaware limited partnership (“Sequoia Growth Partners”), (6) Sequoia Capital Growth III Principals Fund, a Delaware limited partnership (“Sequoia Growth Principals Fund”), and (7) SCGF III Management, LLC, a Delaware limited liability company (“SCGF Management”, and, together with Sequoia Growth Fund, Sequoia Growth Partners and Sequoia Growth Principals Fund, the “Sequoia Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Schedule 13D as Exhibit 99.1.

(b)    The address of the principal executive office of each of the FP Reporting Persons is located at 2881 Sand Hill Road, Menlo Park, California 94025. The address of the principal executive office of each of the Sequoia Reporting Persons is located at 3000 Sand Hill Road, Building 4, Suite 180, Menlo Park, California 94025.

(c)    The principal business of each of Francisco Partners II and Francisco Partners Parallel Fund is to make direct and indirect investments in various companies. The general partner of each of Francisco Partners II and Francisco Partners Parallel Fund is Francisco Partners GP II. The principal business of Francisco Partners GP II is serving as the general partner of various limited partnerships, including Francisco Partners II and Francisco Partners Parallel Fund, whose principal business is investing directly or indirectly in various companies. The general partner of Francisco Partners GP II is Francisco Partners Management. The principal business of Francisco Partners Management is serving as general partner of Francisco Partners GP II and providing management services to Francisco Partners II and Francisco Partners Parallel Fund at the request of Francisco Partners GP II.

The principal business of each of Sequoia Growth Fund, Sequoia Growth Partners and Sequoia Growth Principals Fund is acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of each of Sequoia Growth Fund, Sequoia Growth Partners and Sequoia Growth Principals Fund is SCGF Management. The principal business of SCGF Management is serving as general partner of Sequoia Growth Fund, Sequoia Growth Partners and Sequoia Growth Principals Fund.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

(e) During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 3.   Source and Amount of Funds or Other Consideration.

On June 22, 2006, under the terms of a private placement of Series A Preferred Stock (“Series A Preferred”) by the Company (the “Private Placement”), Francisco Partners II, Francisco Partners Parallel Fund, Sequoia Growth Fund, Sequoia Growth Partners and Sequoia Growth Principals Fund (each, a “Series A Investor”, and together, the “Series A Investors”) purchased in the aggregate 42,060  shares of Series A Preferred at a purchase price of $1000.00 per share.

In the Private Placement, Francisco Partners II purchased 24,891 shares of Series A Preferred; Francisco Partners Parallel Fund purchased 345 shares of Series A Preferred; Sequoia Growth Fund purchased 15,872; Sequoia Growth Partners purchased 175 shares of Series A Preferred; and Sequoia Growth Principals Fund purchased 777 shares of Series A Preferred. The securities were purchased pursuant to the Purchase Agreement (as defined below).

The funds used by the Series A Investors to purchase the Series A Preferred described above were obtained by such entities from capital contributions by their partners and from the available funds of such entities.

Item 4.   Purpose of Transaction.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a)    As of June 20, 2006, there were 14,563,522 shares of Common Stock outstanding.

The Reporting Persons may be deemed to share beneficial ownership of 2,400,000 shares of Common Stock issuable upon conversion of 42,060 shares of Series A Preferred, which would constitute approximately 14.2% of the outstanding shares of Common Stock, to the extent that they may be deemed to share voting power of the shares of Series A Preferred under the terms of the Voting Agreement (as defined below). The filing of this Statement shall not be construed as an admission that the Reporting Persons share beneficial ownership of these shares.

Francisco Partners II would beneficially own an aggregate of 1,420,313 shares of Common Stock upon conversion of 24,891 shares of Series A Preferred, which would constitute approximately 8.4% of the outstanding shares of Common Stock. Francisco Partners Parallel Fund would beneficially own an aggregate of 19,686 shares of Common Stock upon conversion of 345 shares of Series A Preferred, which would constitute approximately 0.1% of the outstanding shares of Common Stock. Francisco GP II, as the general partner of Francisco Partners II and Francisco Partners Parallel Fund, and Francisco Partners Management, as the general partner of Francisco Partners GP II, may be deemed to beneficially own an aggregate of 1,440,000 shares of Common Stock upon conversion of 25,236 shares of Series A Preferred, which would constitute approximately 8.5% of the outstanding shares of Common Stock.  Except to the extent of its interests as general partner in Francisco Partners II and Francisco Partners Parallel Fund, Francisco Partners GP II expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that Francisco Partners GP II is a beneficial owner of the shares of

Series A Preferred owned by Francisco Partners II and Francisco Partners Parallel Fund.  Except to the extent of its interest as general partner in Francisco Partners GP, Francisco Partners Management expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that Francisco Partners Management is a beneficial owner of the shares of Series A Preferred owned by Francisco Partners II and Francisco Partners Parallel Fund.

Sequoia Growth Fund would beneficially own an aggregate of 905,677 shares of Common Stock upon conversion of 15,872 shares of Series A Preferred, which would constitute approximately 5.3% of the outstanding shares of Common Stock. Sequoia Growth Partners would beneficially own an aggregate of 9,985 shares of Common Stock upon conversion of 175 shares of Series A Preferred, which would constitute approximately 0.1% of the outstanding shares of Common Stock. Sequoia Growth Principals Fund would beneficially own an aggregate of 44,336 shares of Common Stock upon conversion of 777 shares of Series A Preferred, which would constitute approximately 0.3% of the outstanding shares of Common Stock. SCGF Management, as the general partner of Sequoia Growth Fund, Sequoia Growth Partners and Sequoia Growth Fund Principals Fund may be deemed to beneficially own an aggregate of 960,000 shares of Common Stock upon conversion of 16,824 shares of Series A Preferred, which would constitute approximately 5.7% of the outstanding shares of Common Stock. Except to the extent of its interests as general partner in Sequoia Growth Fund, Sequoia Growth Partners and Sequoia Growth Principals Fund, SCGF Management expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCGF Management is a beneficial owner of the shares of Series A Preferred owned by Sequoia Growth Fund, Sequoia Growth Partners and Sequoia Growth Principals Fund.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

(b)    The Reporting Persons may be deemed to share beneficial ownership of 2,400,000 shares of Common Stock upon conversion of 42,060 shares of Series A Preferred to the extent that they may be deemed to share voting power of the shares of Series A Preferred under the terms of the Voting Agreement (as defined below). The filing of this Statement shall not be construed as an admission that the Reporting Persons share beneficial ownership of these shares.

The FP Reporting Persons:

Because Francisco Partners Management is the general partner of Francisco Partners GP II, which is in turn the general partner of Francisco Partners II and Francisco Partners Parallel Fund, Francisco Partners Management may be deemed to have beneficial ownership of 1,440,000 shares of Common Stock issuable upon conversion of 25,236 shares of Series A Preferred, comprising of 24,891 shares of Series A Preferred held by Francisco Partners II, over which Francisco Partners Management has shared voting and dispositive power, and 345 shares of Series A Preferred held by Francisco Partners Parallel Fund, over which Francisco Partners Management has shared voting and dispositive power.

Because Francisco Partners GP II is the general partner of Francisco Partners II and Francisco Partners Parallel Fund, Francisco Partners GP II may be deemed to have beneficial ownership of 1,440,000 shares of Common Stock issuable upon conversion of 25,236 shares of Series A Preferred, comprising of 24,891 shares of Series A Preferred held by Francisco Partners II, over which Francisco Partners GP II has shared voting and dispositive power, and 345 shares of Series A Preferred held by Francisco Partners Parallel Fund, over which Francisco Partners GP II has shared voting and dispositive power.

Francisco Partners II may be deemed to have beneficial ownership of 1,420,313 shares of Common Stock issuable upon conversion of 24,891 shares of Series A Preferred, over which it has shared voting and dispositive power with Francisco Partners GP II and Francisco Partners Management.

Francisco Partners Parallel Fund may be deemed to have beneficial ownership of 19,686 shares of

Common Stock issuable upon conversion of 345 shares of Series A Preferred, over which it has shared voting and dispositive power with Francisco Partners GP II and Francisco Partners Management.

The filing of this statement shall not be construed as an admission that any of the FP Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

The Sequoia Reporting Persons

Because SCGF Management is the general partner of Sequoia Growth Fund, Sequoia Growth Partners and Sequoia Growth Principals Fund, SCGF Management may be deemed to have beneficial ownership of 960,000 shares of Common Stock issuable upon conversion of 16,824 shares of Series A Preferred, comprising of 15,872 shares of Series A Preferred held by Sequoia Growth Fund, over which SCGF Management has shared voting and dispositive power, 175 shares of Series A Preferred held by Sequoia Growth Partners, over which SCGF Management has shared voting and dispositive power, and 777 shares of Series A Preferred held by Sequoia Growth Principals Fund, over which SCGF Management has shared voting and dispositive power.

Sequoia Growth Fund may be deemed to have beneficial ownership of 905,677 shares of Common Stock issuable upon conversion of 15,872 shares of Series A Preferred, over which it has shared voting and dispositive power with SCGF Management.

Sequoia Growth Partners may be deemed to have beneficial ownership of 9,985 shares of Common Stock issuable upon conversion of 175 shares of Series A Preferred, over which it has shared voting and dispositive power with SCGF Management.

Sequoia Growth Principals Fund may be deemed to have beneficial ownership of 44,336 shares of Common Stock issuable upon conversion of 777 shares of Series A Preferred, over which it has shared voting and dispositive power with SCGF Management.

The filing of this statement shall not be construed as an admission that any of the Sequoia Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

(c)    Except as set forth in Item 3 above, no transactions in the Series A Preferred were effected during the past sixty days by the Reporting Persons.

(d)    None.

(e)    Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

Series A Preferred Stock Purchase Agreement

Pursuant to the Series A Preferred Stock Purchase Agreement, dated as of June 22, 2006 (the “Purchase Agreement”), by and among the Company and the Series A Investors, the Company agreed to sell and the Series A Investors agreed to purchase in the aggregate 42,060 shares of Series A Preferred (the “Series A Preferred Shares”) at a purchase price of $1,000 per share.  On June 22, 2006 (the “Closing”), the Company sold to the Series A Investors the Series A Preferred Shares. Under the Purchase Agreement, provided any Series A Preferred or Common Stock issued upon conversion of the Series A Preferred are outstanding, the Company agrees to (i) use its commercially reasonable efforts to cause the Common Stock to continue to be registered under Sections 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) comply on and after April 30,

2007 in all respects with its reporting and filing obligations under the Exchange Act, and (iii) not take any action or file any document (whether or not permitted by the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act or the rules thereunder) to terminate or suspend on and after April 30, 2007 its reporting and filing obligations under said acts, except as permitted herein or pursuant to the Investors’ Rights Agreement (as defined below). Under the Purchase Agreement the Series A Investors are restricted from transferring any Series A Preferred Shares or Common Stock issued upon conversion other than pursuant to registration under the Securities Act or pursuant to an available exemption therefrom. The Series A Investors also shall not engage in any transaction with the Company that would constitute a Business Combination (as defined therein) prior to the third anniversary of the Closing without the approval of a majority of the Company’s board of directors, excluding the Series A Director (as defined below). The foregoing summary of the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

Certificate of Designation, Preferences and Rights of Series A Preferred Stock

In connection with the Private Placement, the board of directors of the Company approved and adopted the Certificate of Designation, Preferences and Rights of Series A Preferred Stock (the “Certificate of Designation”) to create the series of preferred stock designated as Series A Preferred Stock. The holders of Series A Preferred participate equally and ratably with the holders of Common Stock in all dividends paid on the Common Stock. Subject to compliance with the rules and regulations of the Nasdaq Stock Market, the Series A Preferred are convertible at any time at the option of the holders into shares of Common Stock at an initial conversion ratio that is based on a conversion price of $17.525 per share. The conversion ratio is subject to adjustment in the event of, without limitation, dividends or distributions of Common Stock payable in Common Stock, subdivisions, splits, combinations, consolidations, mergers or reclassifications. The Series A Preferred Shares will be automatically redeemable by the Company on June 12, 2012. In the event the Company does not close an acquisition by the Company, whether by merger, consolidation, the purchase of assets or otherwise, of another entity, or of certain businesses or assets of another entity, for at least $18,000,000 in cash, within 150 days of the Closing, at the option of either the Company or the holders of Series A Preferred, the Company will redeem the Series A Preferred.

In the event of any liquidation or winding up of the Company (defined broadly to include certain change of control transactions), the holders of Series A Preferred Shares will be entitled to receive in preference to the holders of Common Stock a per share amount equal to $1,000 plus any declared but unpaid dividends. Thereafter the holders of Series A Preferred Shares will not participate with the Common Stock in the distribution of any remaining cash or other assets. Subject to compliance with the rules and regulations of the Nasdaq Stock Market, the Series A Preferred Shares will be entitled to vote together with the Common Stock on an as-converted basis without limitation and, until the date that is one year after the Closing, the holders of a majority of the Series A Preferred Shares will be entitled to elect one director to the Company’s board of directors (the “Series A Director”). The foregoing summary of the Certificate of Designation is not intended to be complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

Investors’ Rights Agreement

Pursuant to the Investors’ Rights Agreement, dated as of June 22, 2006, by and among the Company, the Series A Investors and Network Appliance, Inc. (“NetApp”) (the “Investors’ Rights Agreement”), the Series A Investors, NetApp and each person who becomes a Holder (as defined therein) have certain piggyback registration rights and, after September 22, 2006, provided the Company is eligible to use a registration statement on Form S-3, demand registration rights on Form S-3, with respect to the Registrable Securities (as defined therein). Under the Investors’ Rights Agreement, so long as the Series A Investors hold at least 60% of the Common Stock originally purchased in the Purchase Agreement (assuming full conversion of the Series A Preferred into Common Stock), the Series A Investors shall have the right to nominate one candidate for election to the Company’s board of directors. The foregoing summary of the Investors’ Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the Investors’ Rights Agreement, a copy of which is filed herewith as Exhibit 99.4 and is incorporated herein by reference.

Voting Agreement

Pursuant to the Voting Agreement, dated as of June 22, 2006, by and among the Company and the Series A Investors (the “Voting Agreement”), the Series A Investors agree to hold and vote their respect shares of Series A Preferred at each election of or action by written consent to elect directors in which the holders of Series A Preferred, voting as a separate class, are entitled to elect directors of the Company, so as to elect one individual designated by Francisco Partners II, which individual shall initially be Keith Geeslin. Each Series A Investor also appoints Francisco Partners II or its designee as such Series A Investor’s true and lawful proxy and attorney, with the power to vote all of such Series A Investor’s Series A Preferred Shares as set forth in the Voting Agreement and to execute all appropriate and necessary instruments consistent with the Voting Agreement. The foregoing summary of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed herewith as Exhibit 99.5 and is incorporated herein by reference.

Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 7.   Material to Be Filed as Exhibits.

99.1

Joint Filing Agreement dated June 30, 2006, by and among Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P., Francisco Partners GP II Management, LLC, Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III, Sequoia Capital Growth III Principals Fund and SCGF III Management, LLC.

99.2

Series A Preferred Stock Purchase Agreement dated June 22, 2006, by and among Blue Coat Systems, Inc., Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III and Sequoia Capital Growth III Principals Fund.

99.3	Certificate of Designation, Preferences and Rights of Series A Preferred Stock.

99.4

Investors’ Rights Agreement dated June 22, 2006, by and among Blue Coat Systems, Inc., Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III, Sequoia Capital Growth III Principals Fund and Network Appliance, Inc.

99.5

Voting Agreement dated June 22, 2006, by and among Blue Coat Systems, Inc., Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III and Sequoia Capital Growth III Principals Fund.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2006
FRANCISCO PARTNERS II, L.P.
	By:	Francisco Partners GP II, L.P., General Partner
	By:	Francisco Partners GP II Management,LLC, General Partner

	By:	/s/ Keith B. Geeslin
Name: Keith B. Geeslin
Title: Managing Member

FRANCISCO PARTNERS PARALLEL FUND II, L.P.
	By:	Francisco Partners GP II, L.P., General Partner
	By:	Francisco Partners GP II Management,LLC, General Partner

	By:	/s/ Keith B. Geeslin
Name: Keith B. Geeslin
Title: Managing Member

FRANCISCO PARTNERS GP II, L.P.
	By:	Francisco Partners GP II Management, LLC, General Partner

	By:	/s/ Keith B. Geeslin
Name: Keith B. Geeslin
Title: Managing Member

FRANCISCO PARTNERS GP II MANAGEMENT, LLC

	By:	/s/ Keith B. Geeslin
Name: Keith B. Geeslin
Title: Managing Member

SEQUOIA CAPITAL GROWTH FUND III
	By:	SCGF III Management, LLC, General Partner

	By:	/s/ Jim Goetz
Name: Jim Goetz
Title: Managing Member

SEQUOIA CAPITAL GROWTH PARTNERS III
	By:	SCGF III Management, LLC, General Partner

	By:	/s/ Jim Goetz
Name: Jim Goetz
Title: Managing Member

SEQUOIA CAPITAL GROWTH III PRINCIPALS FUND
By:	SCGF III Management, LLC, General Partner

By:	/s/ Jim Goetz
Name: Jim Goetz
Title: Managing Member

SCGF III MANAGEMENT, LLC

By:	/s/ Jim Goetz
Name: Jim Goetz
Title: Managing Member

INDEX TO EXHIBITS

Exhibit Number	Document

99.1

Joint Filing Agreement dated June 30, 2006, by and among Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P., Francisco Partners GP II Management, LLC, Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III, Sequoia Capital Growth III Principals Fund and SCGF III Management, LLC.

99.2

Series A Preferred Stock Purchase Agreement dated June 22, 2006, by and among Blue Coat Systems, Inc., Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III and Sequoia Capital Growth III Principals Fund.

99.3	Certificate of Designation, Preferences and Rights of Series A Preferred Stock.

99.4

Investors’ Rights Agreement dated June 22, 2006, by and among Blue Coat Systems, Inc., Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III, Sequoia Capital Growth III Principals Fund and Network Appliance, Inc.

99.5

Voting Agreement dated June 22, 2006, by and among Blue Coat Systems, Inc., Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III and Sequoia Capital Growth III Principals Fund.